Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton HM 12 Bermuda	Tel +411 294 3309 www.brookfieldpropertypartners.com

January 20, 2017

Via EDGAR and e-mail

Jennifer Monick

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, DC 20549

Re:	Brookfield Property Partners L.P.

Form 20-F for the fiscal year ended December 31, 2015

Filed March 17, 2016

File No. 001-35505

Dear Ms. Monick:

Thank you for your letter dated December 22, 2016 and your comment contained therein (the “Comment Letter”). In my capacity as Chief Financial Officer of the service provider to Brookfield Property Partners L.P. (the “company”), I am replying to the comment raised by the Staff of the United States Securities and Exchange Commission in the Comment Letter on behalf of the company.

The company responds to your comment (which we have repeated below in italics) as follows:

Form 20-F for the year ended December 31, 2015

Financial statements analysis, page 60

1.	We note your response to our prior comment 1 and your proposed disclosure for your sensitivity analysis. It is unclear why the 5-15 basis point change that you propose disclosing is relevant to your asset classes because it does not appear to be based on reasonably likely changes for each asset class. Please confirm that you will further revise your sensitivity analysis to reflect the impacts that are based on reasonably likely changes for each asset class, such as a 25 basis point change.

In response to your comment above, the company proposes to add the following disclosure and table in its footnote to investment properties to the financial statements on Form 20-F. The company provides this sensitivity analysis pursuant to IAS 1.129. In making this determination, the company gave consideration to the fact that the requirements in IFRS 13 for a quantitative sensitivity analysis of fair value measurements to reasonably possible alternative assumptions applies to financial assets and financial liabilities (refer to IFRS 13.93(h)) and investment properties are not financial assets (refer to IAS 32.11):

“The following table presents the impact on fair value of commercial properties as at December 31, 2016 from a 25 basis point change to the applicable unobservable inputs used in the valuation of the partnership’s properties. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the implied capitalization rate:”

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If you have any questions or comments regarding this letter, please call the undersigned at (212) 417-7166.

Very truly yours,

/s/ “Bryan Davis”

Bryan K. Davis

Chief Financial Officer

Brookfield Property Group LLC

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